Exhibit 99.1

PRESS RELEASE

AerCap Signs $400 Million Credit Facility for Twelve Boeing 737-800s

Amsterdam, The Netherlands; October 24, 2011 - AerCap Holdings N.V. (“AerCap”, NYSE: AER) today announced that it has signed a new $400 million credit facility with a ten year term to provide long term financing for 12 Boeing 737-800 aircraft. The aircraft will be leased to American Airlines and form part of AerCap’s previously announced transaction with American Airlines for the purchase and leaseback of 35 Boeing 737-800 aircraft.

The facility was co-arranged by Crédit Agricole Corporate and Investment Bank, Norddeutsche Landesbank Girozentrale, Commonwealth Bank of Australia, Landesbank Hessen-Thüringen Girozentrale and DVB Bank SE. Crédit Agricole Corporate and Investment Bank acted as coordinating bank and facility agent.

Paul Rofe, Group Treasurer of AerCap said: “This significant transaction means that AerCap now has committed financing on our deliveries to American Airlines through the first quarter of 2013. The strong support of our banking partners has been key in bringing this transaction to a successful conclusion”.

The total amount of financing transactions AerCap has completed year-to-date is $1.5 billion.

About AerCap

AerCap is the world’s leading independent aircraft leasing company and has one of the youngest fleets in the industry. AerCap has approximately $10 billion of assets on its balance sheet and over 350 aircraft with a focus on modern and fuel-efficient narrowbodies and widebodies. AerCap is a New York Stock Exchange-listed company (AER) headquartered in The Netherlands with offices in Ireland, the United States, China, Singapore, the United Arab Emirates, and the United Kingdom. www.aercap.com

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media: Frauke Oberdieck, AerCap Tel. +31 20 655 9616 foberdieck@aercap.com	For Investors: Peter Wortel, AerCap Tel. +31 20 655 9658 pwortel@aercap.com